SUB-ITEM 77D: Policies with respect to security investment

At Registrant's regular Board of Directors Meeting held on April 28, 1997 the Board discussed clarifying the investment policies of the Fund, consistent with the Fund's fundamental investment restriction which permits certain types of short sales. After further discussion and upon motion duly made and seconded,it was unanimously

	RESOLVED, that the following investment policy be, and it hereby is, adopted for the Fund:

	The Fund may engage in short sales of convertible securities as well as common stock, provided that at the time of sale it owns or has the right to acquire, with or without payment of further consideration through its ownership of convertible or exchangeable securities or warrants or rights, an equal amount of such securities. The Fund may close out any short sale of common stock through the conversion or exchange of securities or the exercise of warrants or rights it owns, or through the purchase and delivery of common stock.